Exhibit 4.1

THIRD AMENDMENT TO CREDIT AGREEMENT

     THIS THIRD AMENDMENT, dated as of August 25, 2003, amends and modifies a certain Credit Agreement, dated as of April 30, 2002, as amended by amendments dated as of September 19, 2002 and April 29, 2003 (as so amended, the “Credit Agreement”), among OTTER TAIL CORPORATION, a Minnesota corporation (the “Borrower”), U.S. BANK NATIONAL ASSOCIATION, as Agent (in such capacity, the “Agent”), and the Banks, as defined therein. Terms not otherwise expressly defined herein shall have the meanings set forth in the Credit Agreement.

     FOR VALUE RECEIVED, the Borrower, the Agent and the Banks agree that the Credit Agreement is amended as follows.

ARTICLE I - AMENDMENT TO THE CREDIT AGREEMENT

     1.1 Additional Bank. Wells Fargo Bank, National Association (“Wells”) shall, upon effectiveness of this Amendment, become a Bank under the Credit Agreement. Upon such effectiveness, the Agent shall inform Wells of the amount of the Loans it is required to fund consistent with its Revolving Percentage and its participating interest in Letters of Credit. Upon funding by Wells, the Agent shall pay the outstanding Revolving Loans of the other Banks to make the outstanding Revolving Loans of all Banks consistent with their Revolving Percentages.

     1.2 Definitions. Section 1.1 is amended as follows:

     (a)  The following new definitions are added:

“Revolving Commitment” means the maximum unpaid principal amount of the Revolving Loans and participation in Letters of Credit of all Banks which may from time to time be outstanding hereunder, being $62,500,000 as of the date of the Third Amendment hereto, as the same may be reduced from time to time pursuant to Section 4.3, or, if so indicated, the maximum unpaid principal amount of Revolving Loans and participation in Letters of Credit of any Bank (which amounts are set forth on Schedule 1.1(a) hereto or in the relevant Assignment and Assumption Agreement for such Bank) and, as the context may require, the agreement of each Bank to make the Revolving Loans to the Borrower and to participate in the Letters of Credit subject to the terms and conditions of this Agreement up to its Revolving Commitment.”

“Revolving Percentage” means, as to any Bank, the proportion, expressed as a percentage, that such Bank’s Revolving Commitment bears to the total Revolving Commitments of all Banks. The Revolving Percentages of the Banks as of the date of this Third Amendment hereof are set forth on Schedule 1.1(a).”

“Swing Line Commitment” means the maximum unpaid principal amount of the Swing Line Loans of the Swing Line Bank which may from time to time be outstanding hereunder, being $7,500,000 as of the date of the Third Amendment hereto, as the same may be reduced from time to time pursuant to Section 4.3 and, as the context may require, the agreement of the Swing Line Bank to make the Swing Line Loans to the Borrower up to the Swing Line Commitment.”

     (b)  The definition of “Commitment” is amended to read as follows:

“Commitment” means the maximum unpaid principal amount of the Loans and participation in Letters of Credit of all Banks which may from time to time be outstanding hereunder, being $70,000,000 as of the date of the Third Amendment hereto, as the same may be reduced from time to time pursuant to Section 4.3, or, if so indicated, the maximum unpaid principal amount of Loans and participations in Letters of Credit of any Bank (which amounts are set forth on Schedule 1.1(a) hereto or in the relevant Assignment and Assumption Agreement for such Bank) and, as the context may require, the agreement of each Bank to make Loans to the Borrower and to participate in the Letters of Credit subject to the terms and conditions of this Agreement up to its Commitment. The Commitments shall include both the Revolving Commitments and the Swing Line Commitment.”

     (c)  The definition of “Percentage” is amended to read as follows:

“Percentage” means (a) prior to any termination of the Commitments, as to any Bank, the proportion, expressed as a percentage, that such Bank’s Commitments bears to the total Commitments of all Banks, and (b) following any termination of the Commitments, as to any Bank, the proportion, expressed as a percentage, that such Bank’s outstanding Loans and participations in Letters of Credit and Loans (as provided in Sections 2.7(c) and (d), 2.8 and 4.5) bears to the total outstanding Loans and total participations in Letters of Credit of all Banks. The Percentages of the Banks as of the date of this Agreement are set forth on Schedule 1.1(a).”

     (d)  The definition of “Swing Line Participation Amount” is deleted.

     1.3 The Commitments. Section 2.1 is amended to read as follows:

“Section 2.1 The Commitments. Subject to the terms and conditions hereof and in reliance upon the warranties of the Borrower herein:

(a) each Bank agrees, severally and not jointly, to make loans (each, a ‘Revolving Loan’ and, collectively, the ‘Revolving Loans’) to the Borrower from time to time from the date hereof until the Termination Date, during which period the Borrower may repay and reborrow in accordance with the provisions hereof, provided, that the aggregate unpaid principal amount of any Bank’s Revolving Loans plus its participation in Letter of Credit Obligations shall not exceed such Bank’s Revolving Commitment and provided, further, that the total of all outstanding Revolving Loans and Letter of Credit Obligations shall not exceed the aggregate Revolving Commitments of all Banks at any time. The Revolving Loans shall be made by the Banks on a pro rata basis, calculated for each Bank based on its Revolving Percentage.

(b) the Swing Line Bank agrees to make loans (each a ‘Swing Line Loan’ and, collectively, the ‘Swing Line Loans’) to the Borrower from time to time from the date hereof until the Termination Date, during which period the Borrower may repay and reborrow in accordance with the provisions hereof, provided, that the aggregate unpaid principal amount of the Swing Line Loans at any one time outstanding shall not exceed the Swing Line Commitment.”

     1.4 Borrowing Procedures. Section 2.3(a)(iii) is deleted. It is the intent that request for Swing Line Loans be governed by Section 2.7(a).

     1.5 Swing Line Provisions and Procedures on Event of Default. Section 2.7 is amended to read as follows:

     “Section 2.7 Swing Line Loans; Procedures on Event of Default.

(a) The borrowing procedures and time requirements set forth in Section 2.3, and the timing requirements for repayments set forth in Section 4.4 shall not apply to the Swing Line Loans. Instead, the Swing Line Bank and the Borrower shall enter into mutually acceptable arrangements and agreements for “sweep” funding and repayment of the Swing Line Loans.

(b) Unless an Event of Default shall have occurred and shall be continuing, the Swing Line Bank shall have the right to receive, retain, and apply to the Swing Line Loans any payment made under the foregoing arrangements and shall not be required to remit such payment to the Agent for application to any other obligations of the Borrower, and to such extent, the second sentence of Section 4.4 shall not apply to such payments.

(c) Upon occurrence and during continuance of an Event of Default: (i) the Agent shall, on behalf of the Borrower (which hereby irrevocably directs the Agent to act on its behalf), request the Banks (including the Swing Line Bank) to make Loans, and the Agent shall apply the proceeds thereof to payment of outstanding Revolving Loans or Swing Line Loans, so that after the making of such Loans and application of the proceeds thereof, each Bank shall have made its Percentage of the outstanding Loans (all of which shall be Base Rate Advances); and (ii) the Agent shall adjust the participating interest of all Banks in the outstanding Letters of Credit and Letter of Credit Obligations so that each Bank shall hold its Percentage of such participating interests in the Letters of Credit and Letter of Credit Obligations. For such purpose and for purposes of Section 2.7(d), the Percentage of each Bank shall be determined as if the Commitments had not been terminated (i.e. as provided in subparagraph (a) of the definition of ‘Percentage’).

(d) If, for any reason, Loans may not be (as determined by the Agent in its sole discretion), or are not, made pursuant to Section 2.7(c), then, effective on the date such Loans would otherwise have been made, each Bank (including the Swing Line Bank) severally, unconditionally and irrevocably agrees that it shall purchase a participating interest in the outstanding Loans to the extent necessary so that each Bank shall hold (either directly or by participation) its Percentage of all outstanding Loans.

(e) Whenever any Bank receives any payment on account of its Loans in which a participation is deemed to have been sold as provided in Section 2.7(d), such Bank will distribute to the Bank or Banks deemed to have purchased such participation their share or shares of such payment (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Bank’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Bank’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Loans then due); provided, however, that in the event that such payment received by the Bank so distributing payments is required to be returned, the Bank or Banks receiving payment will return to the distributing Bank any portion thereof previously distributed to it or them by the distributing Bank.

(f) Each Bank’s obligation to make the Loans referred to in Section 2.7(c) and to fund its participating interests in the Letters of Credit, Letter of Credit Obligations and Loans pursuant to Section 2.7(c) and Section 2.7(d) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any setoff, counterclaim, recoupment, defense or other right which such Bank or the Borrower may have against the any other Bank, the Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of an Event of Default or the failure to satisfy any of the other conditions precedent specified in Article VI; (iii) any adverse change in the condition (financial or otherwise) of the Borrower; (iv) any breach of this Agreement or any other Loan Document by the Borrower or any Bank; or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

(g) Upon the request for a Loan, adjustment of any participation in funded Letter of Credit Obligation or participation in a Loan, as provided in Section 2.7(c) and Section 2.7(d), each Bank required to fund amounts of such Loan or participations shall transfer to the Agent the amount of such funding on the Business Day requested by the Agent (or if such request is made after 2:00 p.m., Minneapolis time, on the next succeeding Business Day), and the Agent shall apply the proceeds of such Loans or participations in accordance with the terms of such Sections.

     1.6. Letters of Credit. It is intended that, prior to occurrence of an Event of Default, the Banks purchase participating interest in the Letters of Credit in accordance with their respective Revolving Percentages (and not Percentages). Section 2.8 of the Credit Agreement is amended to read as provided in Exhibit AA attached hereto. For ease of reference of the parties, words added to such Section 2.8 are double-underlined in Exhibit AA.

     1.7 Reduction or Termination of Commitments. The following sentence is added at the end of Section 4.3:

“Reductions of Commitments shall be applied ratably to the Revolving Commitments and the Swing Line Commitments and the Borrower may not terminate one such Commitment (Revolving Commitment and Swing Line Commitment) without also terminating the other such Commitment.”

     1.8 Schedule. Schedule 1.1(a) is replace by Schedule 1.1(a) attached hereto.

     1.9 Construction. All references in the Credit Agreement to “this Agreement”, “herein” and similar references shall be deemed to refer to the Credit Agreement as amended by this Amendment.

ARTICLE II - REPRESENTATIONS AND WARRANTIES

     To induce the Agent and the Banks to enter into this Amendment and to make and maintain the Loans under the Credit Agreement as amended hereby, the Borrower hereby warrants and represents to the Agent and the Banks that it is duly authorized to execute and deliver this Amendment, and to perform its obligations under the Credit Agreement as amended hereby, and that this Amendment constitutes the legal, valid and binding agreement of the Borrower, enforceable in accordance with its terms.

ARTICLE III - CONDITIONS PRECEDENT

     This Amendment shall become effective on the date first set forth above, provided, however, that the effectiveness of this Amendment is subject to the satisfaction of each of the following conditions precedent:

     3.1 Warranties. Before and after giving effect to this Amendment, the representations and warranties in Article VII of the Credit Agreement shall be true and correct as though made on the date hereof, except for changes that are permitted by the terms of the Credit Agreement. The execution by the Borrower of this Amendment shall be deemed a representation that the Borrower has complied with the foregoing condition.

     3.2 Defaults. Before and after giving effect to this Amendment, no Default and no Event of Default shall have occurred and be continuing under the Credit Agreement. The execution by the Borrower of this Amendment shall be deemed a representation that the Borrower has complied with the foregoing condition.

     3.3 Documents and Fee. The following shall have been executed and delivered to the Agent and the Borrower shall have paid to the Agent the following fee:

(a) This Amendment, executed by the Borrower, the Agent and the Banks;

(b) The Acknowledgment in the form attached hereto, executed by the Guarantor;

(c) Revolving Notes, executed by the Borrower, payable to Wells in the amount of up to $20,000,000 and payable to U.S. Bank in the amount of up to $17,500,000 (which Revolving Note payable to U.S. Bank shall replace the existing Revolving Note payable to U.S. Bank in the amount of up to $25,000,000);

(d) An acknowledgment and agreement, executed by Wells, as contemplated by Section 3.5 of the Intercreditor Agreement; and

(e) A supplement to the Agent’s Fee Letter (which, together with the original Agent’s Fee Letter, will be deemed the “Agent’s Fee Letter” for purposes of reference thereto in the Credit Agreement).

ARTICLE IV - GENERAL

     4.1 Expenses. The Borrower agrees to reimburse the Agent upon demand for all reasonable expenses (including reasonable attorneys’ fees and legal expenses) incurred by this Agent in the preparation, negotiation and execution of this Amendment and any other document required to be furnished herewith.

     4.2 Counterparts. This Amendment may be executed in as many counterparts as may be deemed necessary or convenient, and by the different parties hereto on separate counterparts, each of which, when so executed, shall be deemed an original but all such counterparts shall constitute but one and the same instrument.

     4.3 Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or affecting the validity or enforceability of such provisions in any other jurisdiction.

     4.4 Law. This Amendment shall be a contract made under the laws of the State of Minnesota, which laws shall govern all the rights and duties hereunder.

     4.5 Successors; Enforceability. This Amendment shall be binding upon the Borrower, and Agent and the Banks and their respective successors and assigns, and shall inure to the benefit of the Borrower, the Agent and the Banks and the successors and assigns of the Agent and the Banks. Except as hereby amended, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed at Minneapolis, Minnesota by their respective officers thereunto duly authorized as of the date first written above.

(signature page follows)

OTTER TAIL CORPORATION

By:	/s/	Kevin G. Moug

Title:		C.F.O. & Treasurer

U.S. BANK NATIONAL ASSOCIATION,
as Agent and a Bank

By:	/s/	Randy Salzwedel

Randy A. Salzwedel Vice President

BANK ONE, N.A., as a Bank

By:	/s/	Sharon K. Webb

Title:		Associate Director

BANK HAPOALIM B.M., as a Bank

By:	/s/	James Surless

Title:		VP

and

By:	/s/	Laura Raffa

Title:		SVP

WELLS FARGO BANK, NATIONAL ASSOCIATION, as a Bank

By:	/s/	G. N. Ophaug

Title:		V.P.

ACKNOWLEDGMENT

     Reference is made to the Guaranty, dated as of April 30, 2002 (the “Guaranty”) pursuant to which the undersigned, as Guarantor (the “Guarantor”) has guaranteed payment and performance of obligations of Otter Tail Corporation (the “Borrower”) to U.S. Bank National Association, as Agent, and the Banks (the “Creditors”) under the Credit Agreement among the Borrower and the Creditors dated as of April 30, 2002 (as thereafter amended, the “Credit Agreement”) and under each Note and Loan Document, as defined in the Credit Agreement. The Guarantor acknowledges that it has received a copy of the proposed Third Amendment to the Credit Agreement, to be dated on or about August 25, 2003 (the “Amendment”). The Guarantor agrees and acknowledges that the Amendment shall in no way impair or limit the right of the Creditors under the Guaranty, and confirm that by the Guaranty, the Guarantor continues to guaranty payment and performance of the obligations of the Borrower to the Bank under the Credit Agreement as amended pursuant to the Amendment. The Guarantor hereby confirms that the Guaranty remains in full force and effect, enforceable against the Guarantor in accordance with its terms.

Dated as of August 25, 2003.

VARISTAR CORPORATION

By:	/s/ Kevin G. Moug

Title:	C. F. O. & Treasurer

Schedule 1.1(a)

Commitments and Percentages

Revolving Commitments:

Bank:	Initial Revolving Commitment:	Revolving Percentages:

U.S. Bank	$17,500,000	28.00000%
Wells Fargo	$20,000,000	32.00000%
Bank One	$15,000,000	24.00000%
Bank Hapoalim	$10,000,000	16.00000%

Total:	$62,500,000	100.00000%

Swing Line Commitment:

Bank:	Initial Swing Line Commitment:

U.S. Bank	$7,500,000

Percentages:

Bank:	Total Commitments:	Percentages:

U.S. Bank*	$25,000,000	35.714286%
Wells Fargo	$20,000,000	28.571429%
Bank One	$15,000,000	21.428571%
Bank Hapoalim	$10,000,000	14.285714%

Total:	$70,000,000	100.00000%

*sum of Revolving Credit Commitment and Swing Line Commitment

Exhibit AA

Section 2.8 Amendment

      Section 2.8 Letters of Credit

(a) Letters of Credit. Subject to the terms and conditions of this Agreement, and on the condition that aggregate Letter of Credit Obligations shall never exceed the lesser of (i) $3,000,000 or (ii) the Revolving Commitments, and that the sum of Letter of Credit Obligations plus the Revolving Loans shall never exceed the aggregate Revolving Commitments of all Banks, the Borrower may, in addition to Loans, request that the Agent issue letters of credit for the account of the Borrower, by making such request to the Agent (such letters of credit as any of them may be amended, supplemented, extended or confirmed from time to time, being herein collectively called the ‘Letters of Credit’). The Agent may, at its discretion, elect to issue or decline to issue any requested Letter of Credit. No Letter of Credit shall expire more than one year after the date of issuance thereof (provided, that Letters of Credit may automatically extend absent notice of termination by the issuer). Upon the date of the issuance of a Letter of Credit, the Agent shall be deemed, without further action by any party hereto, to have sold to each Bank, and each Bank shall be deemed without further action by any party hereto, to have purchased from the Agent, a participation, in its Revolving Percentage, in such Letter of Credit and the related Letter of Credit Obligations.

(b) Purchase Unconditional. Each Bank’s purchase of a participating interest in a Letter of Credit pursuant to Section 2.8(a) shall be absolute and unconditional and shall not be affected by any circumstance, including, without limitation, (i) any setoff, counterclaim, recoupment, defense or other right which such Bank or the Borrower may have against the Agent, the Borrower or any other Person for any reason whatsoever; (ii) the occurrence or continuance of a Default or an Event of Default or the failure to satisfy any of the other conditions precedent in Article VI; (iii) any adverse change in the condition (financial or otherwise) of the Borrower; (iv) any breach of this Agreement or any other Loan Document by the Borrower or any Bank; (v) the expiry date of any Letter of Credit occurring after such Bank’s Revolving Commitment has terminated; or (vi) any other circumstance, happening or event whatsoever, whether or not similar or any of the foregoing.

(c) Additional Provisions. The following additional provisions shall apply to each Letter of Credit:

(i) Upon receipt of any request for a Letter of Credit, the Agent shall notify each Bank of the contents of such request and of such Bank’s Revolving Percentage of the amount of such proposed Letter of Credit.

(ii) No Letter of Credit may be issued if after giving effect thereto the Letter of Credit Obligations shall exceed $3,000,000 or if the sum of (A) the aggregate outstanding principal amount of Revolving Loans plus (B) the aggregate Letter of Credit Obligations would exceed the aggregate Revolving Commitments of all Banks. The Revolving Commitment of each Bank shall be deemed to be utilized for all purposes hereof in an amount equal to such Bank’s Revolving Percentage of the Letter of Credit Obligations.

(iii) Upon receipt from the beneficiary of any Letter of Credit of any demand for payment thereunder, Agent shall promptly notify the Borrower and each Bank as to the amount to be paid as a result of such demand and the payment date. If at any time the Agent shall have made a payment to a beneficiary of such Letter of Credit in respect of a drawing or in respect of an acceptance created in connection with a drawing under such Letter of Credit, each Bank will pay to Agent immediately upon demand by the Agent at any time during the period commencing after such payment until reimbursement thereof in full by the Borrower, an amount equal to such Bank’s Revolving Percentage of such payment, together with interest on such amount for each day from the date of demand for such payment (or, if such demand is made after 2:00 p.m. Minneapolis time on such date, from the next succeeding Business Day) to the date of payment by such Bank of such amount at a rate of interest per annum equal to the Federal Funds Effective Rate for such period.

(iv) The Borrower shall be irrevocably and unconditionally obligated forthwith to reimburse the Agent for any amount paid by the Agent upon any drawing under any Letter of Credit, without presentment, demand, protest or other formalities of any kind, all of which are hereby waived. Such reimbursement may, subject to satisfaction of the conditions in Article VI hereof and to the available Revolving Commitment (after adjustment in the same to reflect the elimination of the corresponding Letter of Credit Obligation), be made by the borrowing of Revolving Loans. The Agent will pay to each Bank such Bank’s Revolving Percentage of all amounts received from the Borrower for application in payment, in whole or in part, of a Letter of Credit Obligation, but only to the extent such Bank has made payment to the Agent in respect of such Letter of Credit pursuant to clause (iii) above.

(v) The Borrower’s obligation to reimburse the Agent for any amount paid by the Agent upon any drawing under any Letter of Credit shall be performed strictly in accordance with the terms of this Agreement and the applicable Letter of Credit Agreement under any and all circumstances whatsoever and irrespective of (A) any lack of validity or enforceability of any Letter of Credit, any Letter of Credit Agreement or this Agreement, or any term or provision therein, (B) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent, or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (C) payment by the Agent under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (D) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this clause (v), constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder. Neither the Agent nor the Bank shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of the Agent; provided that the foregoing shall not be construed to excuse the Agent from liability to the Borrower to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by the Agent’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the Agent (as finally determined by a court of competent jurisdiction), the Agent shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties hereto expressly agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of the Letter of Credit, the Agreement may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(vi) The Borrower will pay to Agent for the account of each Bank in accordance with its Revolving Percentage letter of credit fee with respect to each Letter of Credit equal to an amount, calculated on the basis of face amount of each Letter of Credit, in each case for the period from and including the date of issuance of such Letter of Credit to and including the date of expiration or termination thereof at a per annum rate equal to the then-applicable Applicable Margin for Eurodollar Advances, such fee to be due and payable in advance on the date of the issuance thereof. The Agent will pay to each Bank, promptly after receiving any payment in respect of letter of credit fee referred to in this clause (v), an amount equal to the product of such Bank’s Revolving Percentage times the amount of such fees. The Borrower shall also pay to Agent at the Principal Office for the account of the Agent an issuance fee of 0.125% of the face amount of the applicable Letter of Credit. All fees hereunder shall be computed on the basis of a year of 360 days and paid for the actual number of days elapsed.

(vii) The issuance by the Agent of each Letter of Credit shall, in addition to the discretionary nature of this facility, be subject to the conditions precedent that the Borrower shall have executed and delivered such applications and other instruments and agreements relating to such Letter of Credit as the Agent shall have reasonably requested and are not inconsistent with the terms of this Agreement (the “Letter of Credit Agreements”). In the event of a conflict between the terms of this Agreement and the terms of any Letter of Credit Agreement (including the charging of any fees other than normal and customary reimbursable expenses), the terms hereof shall control.

(viii) In the event that any Letter of Credit remains outstanding after the Termination Date, the Borrower shall deliver, prior to the Termination Date, cash collateral to be held and applied in accordance with the terms of Section 10.3.

(ix) Upon occurrence and during continuance of an Event of Default, the participating interest of the Banks in the Letters of Credit and Letter of Credit Obligations shall be adjusted as provided in Section 2.7(c), and upon such adjustment, the funding of such adjusted participating interests shall be made as provided in Section 2.7(g).

(d) Indemnification; Release. Borrower hereby indemnifies and holds harmless the Agent and each Bank from and against any and all claims and damages, losses, liabilities, costs or expenses which the Agent or such Bank may incur (or which may be claimed against the Agent or such Bank by any Person whatsoever), regardless of whether caused in whole or in part by the negligence of any of the indemnified parties, in connection with the execution and delivery of any Letter of Credit or transfer of or payment or failure to pay under any Letter of Credit; provided that the Borrower shall not be required to indemnify any party seeking indemnification for any claims, damages, losses, liabilities, costs or expenses to the extent, but only to the extent, caused by (i) the willful misconduct or gross negligence of the party seeking indemnification, or (ii) by the failure by the party seeking indemnification to pay under any Letter of Credit after the presentation to it of a request required to be paid under applicable law.